Exhibit 3.1

ARTICLES OF INCORPORATION

OF

AMERICAN NATIONAL BANKSHARES INC.

(as amended July 1, 2011)

1. Name. The name of the Corporation is AMERICAN NATIONAL BANKSHARES INC.

2. Purpose. The purpose of the Corporation is to transact any or all lawful business not required to be specifically stated in these Articles of Incorporation for which corporations may be incorporated under the Virginia Stock Corporation Act.

3. Authorized Stock. The Corporation shall have authority to issue 2,000,000 shares of Preferred Stock, par value $5.00 per share, and 20,000,000 shares of Common Stock, par value $1.00 per share.

A. Preferred Stock. Authority is expressly vested in the Board of Directors to divide the Preferred Stock into series and, within the following limitations, to fix and determine the relative rights and preferences of the shares of any series so established and to provide for the issuance thereof. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. All shares of Preferred Stock shall be identical except as to the following relative rights and preferences, as to which there may be variations between different series:

(i) The rate of dividend, the time of payment and the dates from which dividends shall be cumulative, and the extent of participation rights, if any;

(ii) Any right to vote with holders of shares of any other series or class and any right to vote as a class, either generally or as a condition to specified corporate action;

(iii) The price at and the terms and conditions on which shares may be redeemed;

(iv) The amount payable upon shares in event of involuntary liquidation;

(v) The amount payable upon shares in event of voluntary liquidation;

(vi) Sinking fund provisions for the redemption or purchase of shares; and

(vii) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion.

Prior to the issuance of any shares of a series of Preferred Stock, the Board of Directors shall establish such series by adopting a resolution setting forth the designation and number of shares of the series and the relative rights and preferences thereof to the extent that variations are permitted by the provisions hereof.

All series of Preferred Stock shall rank on a parity as to dividends and assets with all other series according to the respective dividend rates and mounts distributable upon any voluntary or involuntary liquidation of the Corporation fixed for each such series and without preference or priority of any series over any other series; but all shares of Preferred Stock shall be preferred over shares of Common Stock as to both dividends and mounts distributable upon any voluntary or involuntary liquidation of the Corporation. All shares of any one series shall be identical.

B. Common Stock. The holders of Common Stock shall, to the exclusion of the holders of any other class of stock of the Corporation, have the sole and full power to vote for the election of directors and for all other purposes without limitation except only (i) as otherwise provided in the certificate of serial designation for a particular series of Preferred Stock, and (ii) as otherwise expressly provided by the then existing statutes of Virginia. The holders of Common Stock shall have one vote for each share of Common Stock held by them.

Subject to the provisions of articles of serial designation for each series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive dividends if, when and as declared by the Board of Directors out of funds legally available therefor and to the net assets remaining after payment of all liabilities upon any voluntary or involuntary liquidation of the Corporation.

C. Noncumulative Perpetual Series A Preferred Stock. A series of Preferred Stock of the Corporation shall be created out of the authorized but unissued shares of the capital stock of the Corporation, such series to be designated Noncumulative Perpetual Series A Preferred Stock, to consist of 5,000 shares (the “Series A Preferred Shares”), par value $5.00 per share, the preferences, relative and other rights, and qualifications, limitations or restrictions of which shall be (in addition to those set forth in the Corporation’s Articles of Incorporation, as amended) as follows:

(1) Liquidation Value. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive out of the assets of the Corporation available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $1,000.00 per share, plus the amount of accrued and unpaid dividends thereon (whether or not declared) from the beginning of the quarterly dividend period in which the liquidation occurs to the date of liquidation and any authorized and declared but unpaid cash dividends from prior Dividend Periods (as defined below).

After payment of the full amount of the liquidating distributions to which they are entitled pursuant to the preceding paragraph, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Corporation. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the full amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise respectively would be entitled.

For the purposes of this subsection (1), the consolidation or merger of the Corporation with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute the liquidation, dissolution or winding up of the Corporation.

(2) Dividends.

(a) Payment of Dividends. Holders of Series A Preferred Shares shall be entitled to receive, if, when and as authorized and declared by the Board of Directors, out of assets of the Corporation legally available therefor, cash dividends at a fixed annual rate equal to 8.342% from August 15, 2005 to August 15, 2010 (the “Fixed Rate Period”) and thereafter at a variable rate equal to LIBOR plus 3.75% of the $1,000.00 liquidation preference per share (the “Coupon Rate”). Such noncumulative cash dividends shall be payable, if authorized and declared, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on November 15, 2005 (each such date, a “Dividend Payment Date”), or, if any such Dividend Payment Date is not a Business Day (as defined below), then any dividends payable will be paid on, and such Dividend Payment Date will be moved to, the next succeeding day, other than a Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law or executive order to close (a “Business Day”). If any redemption date falls on a day that is not a Business Day, then the principal, and/or dividends payable on such date will be paid on the immediately preceding Business Day. Each authorized and declared dividend shall be payable to holders of record of the Series A Preferred Shares as they appear on the stock books of the Corporation at the close of business on such record date, which shall be 15 calendar days preceding each Dividend Payment Date therefor, (each such date, a “Record Date”); provided, however, that if the date fixed for redemption of any of the Series A Preferred Shares occurs after a dividend is declared but before it is paid, such dividend shall be paid with the redemption price to the holder thereof as of the redemption date. Dividend periods (each, a “Dividend Period”) shall commence on and include the first day, and shall end on and include the last day, of the quarterly period in which the corresponding Dividend Payment Date occurs; provided, however, that the first Dividend Period (the “Initial Dividend Period”) shall commence on and include August 15, 2005, and shall end on and include the next succeeding Dividend Payment Date.

During the Fixed Rate Period, the amount of dividends payable for any Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months and the amount payable for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. Upon expiration of the Fixed Rate Period, the amount of dividends payable for any Dividend Period will be computed on the basis of a 360-day year and the actual number of days elapsed in the relevant Dividend Period.

Except as herein expressly provided, holders of the Series A Preferred Shares shall not be entitled to any dividend, or any sum of money in lieu thereof, in respect of any dividend payment or payments on the Series A Preferred Shares authorized and declared by the Board of Directors that may be unpaid. Any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest authorized and declared but unpaid cash dividend with respect to the Series A Preferred Shares.

(b) Subsequent to expiration of the Fixed Rate Period, LIBOR shall be determined by a party appointed by the Corporation (the “Calculation Agent”) in accordance with the following provisions:

(i) On the second LIBOR Business Day (as defined below) (provided, that on such day commercial banks are open for business (including dealings in deposits in U.S. dollars) in London (a “LIBOR Banking Day”), and otherwise the next preceding LIBOR Business Day that is also a LIBOR Banking Day) prior to each Dividend Payment Date (or, with respect to the first Dividend Period upon expiration of the Fixed Rate Period, on August 15, 2010), (each such day, a “LIBOR Determination Date” for such Dividend Period), the Calculation Agent shall obtain the rate for three-month U.S. Dollar deposits in Europe, which appears on Telerate Page 3750 (as defined in the International Swaps and Derivatives Association, Inc. 2000 Interest Rate and Currency Exchange Definitions) or such other page as may replace such Telerate Page 3750 on the Moneyline Telerate, Inc. service (or such other service or services as may be nominated by the British Banker’s Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits), as of 11:00 a.m. (London time) on such LIBOR Determination Date, and the rate so obtained shall be LIBOR for such Dividend Period. “LIBOR Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banking institutions in The City of New York or Wilmington, Delaware are authorized or obligated by law or executive order to be closed. If such rate is superseded on Telerate Page 3750 by a corrected rate before 12:00 noon (London time) on the same LIBOR Determination Date, the corrected rate as so substituted will be the applicable LIBOR for that Dividend Period.

(ii) If, on any LIBOR Determination Date, such rate does not appear on Telerate Page 3750 or such other page as may replace such Telerate Page 3750 on the Moneyline Telerate, Inc. service (or such other service or services as may be nominated by the British Banker’s Association as the information vendor for the purpose of displaying London interbank offered rates for U.S. dollar deposits), the Calculation Agent shall determine the arithmetic mean of the offered quotations of the Reference Banks (as defined below) to leading banks in the London Interbank market for three-month U.S. Dollar deposits in Europe (in an amount determined by the Calculation Agent) by reference to requests for quotations as of approximately 11:00 a.m. (London time) on the LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on any LIBOR Determination Date, at

least two of the Reference Banks provide such quotations, LIBOR shall equal the arithmetic mean of such quotations. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such a quotation, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that at least two leading banks in the City of New York (as selected by the Calculation Agent) are quoting on the relevant LIBOR Determination Date for three-month U.S. Dollar deposits in Europe at approximately 11:00 a.m. (London time) (in an amount determined by the Calculation Agent). As used herein, “Reference Banks” means four major banks in the London Interbank market selected by the Calculation Agent.

(iii) If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR for the applicable Dividend Period shall be LIBOR in effect for the immediate preceding Dividend Period.

(iv) All percentages resulting from any calculations on the Series A Preferred Shares will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

(v) On each LIBOR Determination Date, the Calculation Agent shall notify, in writing, the Corporation and the Paying Agent (as defined below) of the applicable Coupon Rate in effect for the related Dividend Period. The Calculation Agent shall, upon the request of the holder of any Series A Preferred Shares, provide the Coupon Rate then in effect. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Corporation and the holders of the Series A Preferred Shares.

(c) Dividends Noncumulative. The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, except as herein expressly provided, if the Board of Directors does not authorize or declare a dividend payable in respect of any Dividend Period, holders of Series A Preferred Shares shall have no right to receive a dividend in respect of such Dividend Period and the Corporation shall have no obligation to pay a dividend in respect of such Dividend Period, whether or not dividends are authorized and declared payable in respect of any subsequent Dividend Period.

(d) Priority as to Dividends; Limitations on Dividends on Junior Equity. If full dividends on the Series A Preferred Shares for any Dividend Period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments for three consecutive Dividend Periods, the most recent of which is the then current Dividend Period, no dividends or distributions shall be authorized, declared or paid or set aside for payment with respect to the Common Stock or any other stock of the Corporation ranking junior to the Series A Preferred Shares as to dividends or amounts upon liquidation (together with the Common Stock, “Junior Equity”) or any stock on parity with the Series A Preferred Shares as to dividends or amounts upon liquidation (“Parity

Stock”), nor shall any Junior Equity or Parity Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation (except by conversion into or exchange for other Junior Equity).

(e) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Series A Preferred Shares, all dividends declared on the Series A Preferred Shares and any other series ranking on a parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and each such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then current Dividend Period, per Series A Preferred Share (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including required or permitted accumulations, if any, on the stock of each such other series ranking on a parity as to dividends with the Series A Preferred Shares bear to each other.

(3) Paying Agent. Subsequent to execution hereof, the Corporation shall appoint a party responsible for the administration of payments made by the Corporation to holders of the Series A Preferred Shares (the “Paying Agent”). The Corporation shall remain at all times liable for the payments remitted to the Paying Agent for distribution to the holders of the Series A Preferred Shares.

(4) Special Redemption.

(a) Upon the occurrence and continuation of a Capital Treatment Event (as defined below, and a “Special Event”), the Corporation shall have the right to redeem the Series A Preferred Shares, in whole or in part, at any time, within 90 days following the occurrence of a Special Event (the “Special Redemption Date”), at the Special Redemption Price (as defined below).

(b) Any redemption pursuant to the preceding paragraph will be made, subject to the receipt by the Corporation of prior approval from any regulatory authority with jurisdiction over the Corporation if such approval is then required under applicable capital guidelines or policies of such regulatory authority, upon not less than 30 days’ nor more than 60 days’ notice. If the Series A Preferred Shares are only partially redeemed by the Corporation, the Series A Preferred Shares will be redeemed pro rata or by lot or by any other method utilized by the Trustee.

“Capital Treatment Event” means the receipt by the Corporation of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of original issuance of the Series A Preferred Shares, there is more than an insubstantial risk that, within 90 days of the receipt of such opinion, the aggregate liquidation amount of the Series A Preferred Shares will not be eligible to be treated by the Corporation as “Tier 1 Capital” (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Board of Governors of the Federal Reserve System (“Federal Reserve”) or Office of Thrift Supervision (“OTS”), as applicable (or any successor regulatory authority with jurisdiction over bank, savings & loan or financial holding companies), as then in effect and applicable to the Corporation; provided, however, that the inability of the Corporation to treat all or any portion of the liquidation amount of the Series A Preferred Shares as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Corporation having cumulative Preferred Stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, may now or hereafter accord Tier 1 Capital treatment in excess of the amount which may now or hereafter qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines.

“Special Redemption Price” means, with respect to the redemption of the Series A Preferred Shares following a Special Event, an amount in cash equal to 105% of the principal amount of Series A Preferred Shares to be redeemed prior to the Call Date (as defined below) and thereafter equal to the percentage of the principal amount of the Series A Preferred Shares that is specified below for the optional redemption at the Redemption Price (as defined below) plus, in each case, (i) all accrued but unpaid dividends for the current Dividend Period (whether or not declared) to, but excluding such Special Redemption Date and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods) to the Special Redemption Date.

(5) Optional Redemption.

(a) Other than pursuant to a Special Event, the Series A Preferred Shares will not be redeemable prior to August 15, 2010 (the “Call Date”). On or after such date, the Series A Preferred Shares will be redeemable at the option of the Corporation (after giving notice as set forth herein and upon receipt of prior approval from the Federal Reserve) on any Dividend Payment Date (the “Redemption Date”), in whole or in part, at any time or from time to time, at a redemption price equal to an amount in cash equal to the percentage of the principal amount of the Series A Preferred Shares that is specified below (the “Redemption Price”) for the applicable Redemption Date plus, (i) all accrued but unpaid dividends for the current Dividend Period (whether or not declared) to, but excluding such Redemption Date and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods):

Redemption During the Twelve-Month Period Beginning August 15,	Percentage of Principal Amount

2010	105.0%

2011	104.5%

2012	104.0%

2013	103.5%

2014	103.0%

2015	102.5%

2016	102.0%

2017	101.5%

2018	101.0%

2019	100.5%

2020	100.0%

(b) In the event that fewer than all the outstanding Series A Preferred Shares are to be redeemed on or subsequent to the Call Date, the number of Series A Preferred Shares to be redeemed shall be determined by the Board of Directors, and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or by any other method as may be determined by the Board of Directors, in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange (if any) on which the Series A Preferred Shares are then listed.

(c) Unless full dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current Dividend Period, no Series A Preferred Shares shall be redeemed on or subsequent to the Call Date unless all outstanding Series A Preferred Shares are redeemed, and the Corporation shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Corporation may purchase or acquire Series A Preferred Shares on or subsequent to the Call Date on a Redemption Date at the Redemption Price to holders of all outstanding Series A Preferred Shares.

(d) The Corporation shall not redeem or set aside funds for the redemption of any stock of the Corporation ranking junior or on parity with the Series A

Preferred Shares as to dividends or amounts upon liquidation unless prior to or contemporaneously therewith it redeems, or sets aside funds for the redemption of, a number of shares of Series A Preferred Shares whose liquidation preference bears the same relationship to the aggregate liquidation preference of all shares of Series A Preferred Shares then outstanding as the liquidation preference of such junior or parity stock to be redeemed bears to the aggregate liquidation preference of all junior or parity stock, as applicable, then outstanding.

(e) A notice by the Corporation pursuant to this Section shall be sufficiently given if in writing and mailed, first class postage prepaid, to each record holder of Series A Preferred Shares at the holder’s address as it appears in the records of the Corporation’s transfer agent. In any case where notice is given by mail, neither the failure to mail such notice nor any defect in the notice, to any particular holder shall affect the sufficiency of such notice to any other holder. Any notice mailed to a holder in the manner described above shall be deemed given on the date mailed, whether or not the holder actually receives the notice. A notice of redemption shall be given not less than 30 days and not more than 60 days prior to the date of redemption specified in the notice, and shall specify (i) the redemption date, (ii) the number of Series A Preferred Shares to be redeemed, (iii) the redemption price and (iv) the manner in which holders of Series A Preferred Shares called for redemption may obtain payment of the redemption price in respect of those shares.

(f) Any Series A Preferred Shares that are duly called for redemption pursuant to the terms set forth in this Section shall be deemed no longer to be outstanding for any purpose from and after that time that the Corporation shall have irrevocably deposited with the Paying Agent funds in an amount equal to the aggregate redemption price. From and after that time, the holders of the Series A Preferred Shares so called for redemption shall have no further rights as stockholders of the Corporation and in lieu thereof shall have only the right to receive the applicable Redemption Price.

(g) Series A Preferred Shares redeemed pursuant to this Section or purchased or otherwise acquired for value by the Corporation shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Corporation at any time as shares of any series of Preferred Stock other than as Series A Preferred Shares.

(6) Mandatory Redemption. Should the Corporation cease, at anytime while the Series A Preferred Shares are outstanding, to be subject to regulation and supervision by the Federal Reserve, OTS, Office of Comptroller of the Currency or a state bank regulatory authority, as applicable (or any successor federal or state regulatory authority having jurisdiction over the Corporation) (a “Mandatory Redemption Event”), any holder of the Series A Preferred Shares shall have the right to demand that the Corporation redeem such holder’s Series A Preferred Shares at any time within 90 days following written notice to the holders of the Series A Preferred Shares that a Mandatory Redemption Event has occurred at the Mandatory Redemption Price. “Mandatory Redemption Price” means an amount in cash equal to 105% of the principal amount of Series A Preferred Shares to be redeemed prior to the Call Date and thereafter equal to the percentage of the principal amount of the Series A Preferred Shares that is specified in Section 5(a) for the optional redemption at the Redemption Price plus, in each case,

(i) all accrued but unpaid dividends for the current dividend Period (whether or not declared) to, but excluding the date of redemption and (ii) all accrued but unpaid dividends that have been declared with respect to one or more prior Dividend Periods (but without accumulation of any previously undeclared and unpaid dividends for prior Dividend Periods) to the date of redemption.

(7) Voting Rights.

(a) General. Except as expressly provided in this Section 7 and as required by law, holders of Series A Preferred Shares shall have no voting rights. When the holders of Series A Preferred Shares are entitled to vote, each Series A Preferred Share will be entitled to one vote.

(b) Right to Elect Directors. At any time that full dividends on the Series A Preferred Shares shall not have been paid (i) for four (4) or more Dividend Periods (whether or not consecutive) or (ii) for one (1) Dividend Period following the payment in full of dividends on the Series A Preferred Shares for twelve (12) consecutive Dividend Periods (a “Preferred Dividend Cure”) after the occurrence of the circumstances described in clause (i) above (each a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors of the Corporation will be increased by two, and the holders of the Series A Preferred Shares, voting as a single class together with the holders of each other series of Preferred Stock then entitled by the terms of such Preferred Stock to vote for additional directors (the “Parity Voting Preferred Stock”), will be entitled to elect such two additional directors (each a “Preferred Director”) to serve on the Corporation’s Board of Directors at a special meeting called by the holders of at least 10% of the then outstanding Series A Preferred Shares (or the holders of any other Parity Voting Preferred Stock); provided, however, if such request is received within 90 days of the day fixed for the next annual meeting of stockholders, then the holders of the Preferred Stock shall elect the Preferred Directors at such scheduled annual meeting. Upon a Preferred Dividend Cure following the most recent Preferred Dividend Default, the holders of Series A Preferred Shares shall be divested of the voting rights set forth above and the term of office of the Preferred Stock Directors elected as provided above shall terminate (subject to revesting in the event of each and every Preferred Dividend Default). Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Shares entitled to vote, voting together as a single class with the holders of all other series of Parity Voting Preferred Stock, at a meeting of the Corporation’s stockholders, or of the holders of the Series A Preferred Shares and all other series of Preferred Stock so entitled to vote thereon, called for that purpose. As long as dividends on the Series A Preferred Shares shall not have been paid for the preceding quarterly Dividend Period, (i) any vacancy in the office of any Preferred Director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by the remaining Preferred Director and filed with the Corporation, and (ii) in the case of the removal of any Preferred Director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Shares entitled to vote, voting together as a single class with the holders of all other series of Preferred Stock entitled to vote on the matter, at the same meeting at which such removal shall be voted. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed, for all purposes hereof, to be a Preferred Director. Any Preferred Director will be deemed to be an Independent Director for purposes of the actions set forth in Section 8(b) requiring the approval of a majority of the Independent Directors.

(c) Certain Voting Rights. The affirmative vote or consent of the holders of at least 67% of the outstanding Series A Preferred Shares will be required (i) to authorize, create or issue, or increase the authorized, created or issued amount of, any class or series of stock which shall, as to dividends or distribution of assets, rank senior to the Series A Preferred Shares, or reclassify any authorized class or series of stock of the Corporation into any such stock, or authorize, create or issue any obligation or security convertible into or evidencing the right to purchase any such stock or (ii) amend, alter, repeal or change the provisions of the Corporation’s Articles of Incorporation (including this Section C and the terms of the Series A Preferred Shares), including, without limitation, by consolidation or merger, so as to adversely affect the voting powers, preferences or rights of the holders of Series A Preferred Shares. Notwithstanding the foregoing, but subject to clause (i) above, an alteration or change to the provisions of the Corporation’s Articles of Incorporation shall not be deemed to affect the voting powers, preferences or special rights of the holders of the Series A Preferred Shares, provided that: (x) the Series A Preferred Shares remain outstanding with the terms thereof unchanged; or (y) the Series A Preferred Shares are converted in a merger or consolidation transaction into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series A Preferred Shares set forth herein and the terms and number of authorized and issued shares of any stock that is senior to the Series A Preferred Shares of the issuer are also identical to the terms and number of authorized and issued shares of senior stock of the Corporation immediately prior to such merger or consolidation transaction. The above notwithstanding, an increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock or an increase in the amount of authorized shares of any such series, in each case ranking on a parity with or junior to the Series A Preferred Shares with respect to payment of dividends or distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to adversely affect the voting powers, preferences or rights of the holders of the Series A Preferred Shares.

(8) Independent Directors.

(a) Number; Definition. As long as any Series A Preferred Shares are outstanding, at least two directors on the Board of Directors shall be Independent Directors. As used herein, “Independent Director” means any director of the Corporation who is either (i) not a current officer or employee of the Corporation or a current director, officer or employee of the Corporation or any affiliate of the Corporation, or (ii) a Preferred Director.

(b) Approval of Independent Directors. As long as any Series A Preferred Shares are outstanding, the Corporation may not take the following actions without first obtaining the approval of a majority of the Independent Directors: (i) the issuance of additional Preferred Stock ranking senior to, or on a parity with, the Series A Preferred Shares, and (ii) the redemption of any shares of Common Stock. So long as the number of Independent Directors is two, the foregoing actions must be approved by both of the Independent Directors.

(c) Determination by Independent Directors. In determining whether any proposed action requiring their consent is in the best interests of the Corporation, the Independent Directors shall consider the interests of holders of both the Common Stock and the Preferred Stock, including, without limitation, the holders of the Series A Preferred Shares. In considering the interests of the holders of the Preferred Stock, including, without limitation, holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties that the Independent Directors owe with respect to holders of shares of Common Stock.

(9) No Conversion Rights. The holders of Series A Preferred Shares shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest in, the Corporation.

(10) No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series A Preferred Shares.

(11) Preemptive or Subscription Rights. No holder of Series A Preferred Shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation that it may issue or sell.

(12) No Other Rights. The Series A Preferred Shares shall not have any designations, preferences or relative, participating, optional or other special rights except as set forth in the Corporation’s Articles of Incorporation or as otherwise required by law.

(13) Compliance with Applicable Law. Declaration by the Board of Directors and payment by the Corporation of dividends to holders of the Series A Preferred Shares and repurchase, redemption or other acquisition by the Corporation of Series A Preferred Shares shall be subject in all respects to any and all restrictions and limitations placed on dividends, redemptions or other distributions by the Corporation (or any such other entity) under (i) laws, regulations and regulatory conditions or limitations applicable to or regarding the Corporation (or any such other entity) from time to time and (ii) agreements with federal or state banking authorities with respect to the Corporation (or any such other entity) from time to time in effect.

4. Preemptive Rights. Stockholders of the Corporation shall not have the preemptive right to acquire unissued shares of any class of the Corporation.

5. Cumulative Voting. Stockholders of the Corporation shall not have cumulative voting rights.

6. A. To the full extent that the Virginia Stock Corporation Act, as it exists on the date hereof or may hereafter be mended, permits the limitation or elimination of the liability of directors or officers, a Director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages.

B. To the full extent permitted and in the manner prescribed by the Virginia Stock Corporation Act and any other applicable law, the Corporation shall indemnify a Director or officer of the Corporation who is or was a party to any proceeding by reason of the fact that he is or was such a Director or officer or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested Directors, to contract in advance to indemnify any Director or officer.

C. The Board of Directors is hereby empowered, by majority vote of a quorum of disinterested Directors, to cause the Corporation to indemnify or contract in advance to indemnify any person not specified in Section B of this Article who was or is a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in Section B.

D. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against or incurred by such person in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article.

E. In the event there has been a change in the composition of a majority of the Board of Directors alter the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to Section A of this Article 6 shall be made by special legal counsel agreed upon by the Board of Directors and the proposed indemnitee. If the Board of Directors and the proposed indemnitee are unable to agree upon such special legal counsel, the Board of Directors and the proposed indemnitee each shall select a nominee, and the nominees shall select such special legal counsel.

F. The provisions of this Article 6 shall be applicable to all actions, claims, suits, or proceedings commenced after the adoption hereof, whether arising from any action taken or failure to act before or after such adoption. No amendment, modification, or repeal of this Article shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue, or matter in any then pending or subsequent proceeding that is based in any material respect or any alleged action or failure to act prior to such amendment, modification, or repeal.

G. Reference herein to Directors, officers, employees, or agents shall include former Directors, officers, employees, and agents and their respective heirs, executors, and administrators.

7. Registered Office. The Corporation’s initial registered office shall be located in the City of Danville at 628 Main Street, Danville, Virginia 24541. The Corporation’s initial registered agent shall be Charles H. Majors, whose address is the same as the Corporation’s registered office and who is a resident of Virginia and a member of the Virginia State Bar.

8. Directors. The number of Directors shall be as stated in the Corporation’s bylaws but the number of directors set forth in the bylaws cannot be increased by more than two during any 12-month period except by the affirmative vote of holders of 80% of all shares of voting stock of the Corporation. In the absence of a bylaw, the number of Directors shall be three. The Corporation’s initial Board of Directors shall consist of three individuals whose names and addresses are as follows:

Name	Address

James A. Motley	175 Acorn Lane
Danville, Virginia 24541

E. Budge Kent, Jr.	292 Dogwood Drive
Danville, Virginia 24541

Charles H. Majors	415 Chadwyck Drive
Danville, Virginia 24541

Commencing with the 1984 Annual Meeting of Stockholders, the Board of Directors shall be divided into three classes — Class I, Class II and Class III – as nearly equal in number as possible. At the 1984 Annual Meeting of Stockholders, directors of the first class (Class I) shall be elected to hold office for a term expiring at the 1985 Annual Meeting of Stockholders; directors of the second class (Class II) shall be elected to hold office for a term expiring at the 1986 Annual Meeting of Stockholders; and directors of the third class (Class III) shall be elected to hold office for a term expiring at the 1987 Annual Meeting of Stockholders. At each annual meeting of stockholders after 1984, the successors to the class of directors whose term shall then expire shall be identified as being of the same class as the directors they succeed and elected to hold office for a term expiring at the third succeeding annual meeting of stockholders. When the number of directors is changed, any newly-created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible.

Subject to the rights of the holders of any series of Preferred Stock then outstanding, any vacancy occurring in the Board of Directors, including a vacancy resulting in an increase by not more than two in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director may be removed, with or without cause, but only by the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock.

9. Voting Requirements for Certain Business Combinations. (1) The affirmative vote of the holders of 80% of all shares of stock of the Corporation entitled to vote on any business combination (as hereinafter defined) considered for the purposes of this Article 9 as one class (herein called “voting stock”), shall be required for the adoption or authorization of such business combination with any other entity (as hereinafter defined) if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon, such other entity is the beneficial owner, directly or indirectly, of more than 25% of the voting stock of the Corporation; provided that such 80% voting requirement shall not be applicable if:

(a) The cash, or fair market value of the property, securities or other consideration to be received per share by common stockholders of the Corporation in such business combination:

(i) is not less than the highest per share price (including brokerage commissions and/or soliciting dealers’ fees) paid by such other entity in acquiring any of its holdings of the Corporation’s Common Stock;

(ii) bears the same or a greater percentage relationship to the market price of the Corporation’s Common Stock immediately prior to the public announcement of such business combination as the highest per share price (including brokerage commissions and/or soliciting dealers’ fees) that such other entity has theretofore paid for any of the shares of the Corporation’s Common Stock already owned by it bears to the market price of the Common Stock of the Corporation immediately prior to the public announcement or commencement of the tender offer or market acquisition of the Corporation’s Common Stock by such other entity; and

(iii) if the public announcement of such business combination occurs more than one year after the transaction which resulted in such other entity having a 25% interest, is not less than the earnings per share of Common Stock of the Corporation for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on such business combination, multiplied by the price-earnings multiple represented by the price referred to in paragraph (i) in relation to the earnings per share of Common Stock of the Corporation for the four full consecutive fiscal quarters immediately preceding the transaction which resulted in such other entity having a 25% interest;

(b) After such other entity has acquired a 25% interest and prior to the consummation of such business combination:

(i) the Corporation’s Board of Directors shall have included at all times representation by continuing director(s) (as hereinafter defined) proportionate to the voting stock of the Corporation not held by such other entity (with a continuing director to occupy any resulting fractional board position);

(ii) such other entity shall not have acquired any newly issued or treasury shares of stock, directly or indirectly, from the Corporation (except upon conversion of convertible securities acquired by it prior to obtaining a 25% interest or as a result of a pro rata stock dividend or stock split); and

(iii) such other entity shall not have acquired any additional shares of the Corporation’s outstanding Common Stock or securities convertible into Common Stock except as a part of the transaction which results in such other entity having a 25% interest;

(c) Such other entity shall not have:

(i) received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance provided by the Corporation, or

(ii) made any major change in the Corporation’s business or capital structure without the unanimous approval of the directors, in either case prior to the consummation of such business combination; and

(d) A proxy statement responsive to the requirements of the Securities Exchange Act of 1934 shall be mailed to public stockholders of the Corporation for the purpose of soliciting stockholder approval of such business combination and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may choose to state and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of such business combination, from the point of view of the remaining public stockholders of the Corporation (such investment banking firm to be selected by a majority of the continuing directors and to be paid a reasonable fee for its services by the Corporation upon receipt of such opinion).

The provisions of this Article 9 shall also apply to a business combination with any other entity which at any time has been the beneficial owner, directly or indirectly, of more than 25% of the outstanding shares of voting stock of the Corporation, notwithstanding the fact that such other entity has reduced its shareholdings below 25% if, as the record date for the determination of stockholders entitled to notice of and to vote on the business combination, such other entity is an “affiliate” of the Corporation (as herder defined).

(2) For the purposes of this Article 9,

(a) the term “other entity” shall include any corporation, person or other entity and other entity with which it or its “affiliate” or “associate” (as defined below) has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of stock of the Corporation, or which is its “affiliate” or “associate”

as those terms are defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect on January 1, 1984, together with the successors and assigns of such persons in any transaction or series of transactions not involving a public offering of the Corporation’s stock within the meaning of the Securities Act of 1933;

(b) another entity shall be deemed to be the beneficial owner of any shares of stock of the Corporation which the other entity (as defined above) has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise;

(c) the outstanding shares of any class of stock of the Corporation shall be deemed to include shares deemed owned through application of clause (b) above but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion fights, warrants or options or otherwise;

(d) the term “business combination” shall include (i) any merger or consolidation of the Corporation or any Subsidiary with or into any other entity; (ii) any statutory stock exchange for cash, property, securities or obligations of any other entity; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the property and assets of the Corporation or any Subsidiary to any other entity, (iv) the issuance or transfer by the Corporation or any Subsidiary of any securities having an aggregate fair market value greater than $1,000,000; (v) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation; or (vi) any reclassification of securities (including any reverse stock split) or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries, or any other transaction which has the effect, directly or indirectly, of increasing the proportion of any class of securities of the Corporation or any Subsidiary directly or indirectly owned by any other entity who, prior to such transaction, owned 00% of the voting stock of the Corporation;

(e) the team “continuing director” shall mean a person who was a member of the Board of Directors of the Corporation prior to the time that such other entity acquired in excess of 25% of the voting stock of the Corporation, or a person designated (whether before or after election as a director) to be a continuing director by a majority of continuing directors;

(f) the “fair market value” of property, securities or other consideration shall be as determined in good faith by the Board of Directors of the Corporation and concurred in by a majority of continuing directors;

(g) in the event of a business combination in which the Corporation is the surviving corporation, the term “other consideration to be received” as used in paragraph 9(a) shall mean Common Stock of the Corporation retained by its existing public stockholders;

(h) a “Subsidiary” is any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation.

(3) A majority of the continuing directors shall have the power and duty to determine for the purposes of this Article 9, on the basis of information known to them, whether (a) such other entity beneficially owns more than 25% of the outstanding shares of voting stock of the Corporation, (b) another entity is an “affiliate” or “associate” of another, (c) another entity has an agreement, arrangement or understanding with another, or (d) the assets being acquired by the Corporation, or any subsidiary thereof; have an aggregate fair market value of less than $1,000,000.

(4) Nothing contained in this Article 9 shall be construed to relieve any other entity from any fiduciary obligation imposed by law. The voting requirements of this Article 9 shall be in addition to the voting requirements imposed by law or other provisions of these Articles of Incorporation in favor of certain classes of stock.

10. Voting Requirements for Certain Amendments. No amendment to the Articles of Incorporation of the Corporation shall change, repeal or make inoperative any of the provisions of Article 5, Article 8 or Article 9, unless such amendment receives the affirmative vote of the holders of 80% of all shares of voting stock of the Corporation, provided that this Article 10 shall not apply to, and such 80% vote shall not be required for, any such amendment unanimously recommended to the stockholders by the Board of Directors of the Corporation (a) at a time when no other entity beneficially owns or to the knowledge of any director proposes to acquire 25% or more of the Corporation’s voting stock, or (b) if all such directors are “continuing directors” within the meaning of paragraph (2) of Article 9.

11. Voting Requirements for Certain Other Amendments. Except as expressly otherwise required in these Articles of Incorporation, an amendment or restatement of these Articles other than an amendment or restatement that amends or affects the shareholder vote required by the Virginia Stock Corporation Act to approve a merger, statutory share exchange, sale of all or substantially all of the Corporation’s assets or the dissolution of the Corporation shall be approved by a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter.

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